AB 3/7/02

02018762

3/22/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50484

SEC MAIL PROCESSING RECEIVED MAR 04 2002 WASH. D.C. SECTION 163

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SunGard Global Execution Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broadway
(No. and Street)

New York (City), New York (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Lankford 212-566-1600 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of The Americas (Address), New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas P. Dwan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunGard Global Execution Services LLC, as of December, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Thomas P. Dwan
Signature

Chief Financial Officer
Title

Colleen A. Hussey
Notary Public

COLLEEN A. [illegible]
Notary Public, State of New York
No. 31-[illegible]
Qualified in New York County
Commission Expires June 22, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SunGard Global Execution Services, LLC

Statement of Financial Condition
As of December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Member of
SunGard Global Execution Services, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of SunGard Global Execution Services, LLC (the "Company") at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 18, 2002

SunGard Global Execution Services, LLC
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 874,039
Intangible assets, net of amortization	9,695,800
Exchange memberships, at cost (fair value $8,000,000)	9,140,225
Trade accounts receivable	1,392,597
Receivable from Parent and affiliates	2,683,026
Receivable from clearing Broker	2,563,071
Fixed assets (net of accumulated depreciation of $122,880)	180,782
Prepaid expenses and other assets	356,413
Total assets	$ 26,885,953
Liabilities and Member's Capital	
Accrued expenses and other liabilities	$ 782,180
Total liabilities	782,180
Commitments and contingencies (Note 3)	
Member's capital	26,103,773
Total liabilities and member's capital	$ 26,885,953

The accompanying notes are an integral part of this financial statement.

1. Organization and Significant Accounting Policies

SunGard Global Execution Services (the "Company") is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the New York Stock Exchange. The Company is a wholly owned subsidiary of Automated Securities Clearance, Ltd. ("ASC") whose ultimate parent is SunGard Data Systems, Inc. ("SunGard").

The Company executes securities transactions as an agent on behalf of its customers. The Company also acts as an introducing broker for U.S. institutions.

As an introducing broker, all securities transactions are cleared through a clearing broker on a fully-disclosed basis and, accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and equipment are depreciated on a straight-line basis over their estimated useful life of ranging from 3 to 5 years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

Intangible assets include covenants not to compete, customer lists and the excess costs over fair value of net assets of businesses acquired. All intangible assets are being amortized on a straight-line basis over their useful lives. Covenants not to compete are amortized over the life of the contract ranging from 2 to 5 years, customer lists over 3.5 years, and goodwill over various periods ranging 5 to 15 years.

The Company maintains all highly liquid instruments with original maturity of 90 days or less to be cash equivalents.

At December 31, 2001, the Company's financial instruments are carried at estimated fair value or amounts approximating fair value, as they are short-term in nature.

Exchange memberships are recorded at cost. The Company considers the "bid" as of December 31, 2001 as of the fair value of such memberships.

Receivable from clearing brokers consists of money market funds as well as deposits held at the Company's two clearing brokers.

2. Concentration of Credit Risk

Concentrations of credit risk with respect to accounts receivable are limited due to the diversity of the Company's customer base. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Historically, the Company has not experienced material losses related to trade receivables from individual customers.

A portion of the Company's assets are held at the Company's two clearing brokers of which the majority is held at one clearing broker. The Company is subject to credit risk should the clearing brokers be unable to fulfill these obligations.

The Company introduces its customers to clearing brokers with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreements. In the normal course of business, the Company's clearing brokers are exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts. The clearing brokers may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The Company's securities held by the clearing brokers may be sold or rehypothecated by the clearing brokers

The Company maintains all of its cash at the Bank of New York.

3. Commitments and Contingencies

The Company leases its office space under a lease agreement which expires in June 2003. The Company also leases New York Stock Exchange memberships for the purpose of executing securities transactions. Future minimum annual rental and lease commitments, as of December 31, 2001 are: 2002 - $708,226; 2003 - $55,760.

The Company signed an additional lease in February 2002, this will increase its commitments for 2002 by $284,729, 2003 by $341,675, 2004 by $341,675, 2005 by $341,675; 2006 by $341,675 and thereafter $199,295.

4. Intangible Assets

Intangible assets consist of the following:

Goodwill	$ 8,039,260
Less, accumulated amortization	(2,099,265)
	5,939,995
Non-compete covenants	1,544,115
Less, accumulated amortization	(645,926)
	898,189
Customer Lists	5,727,967
Less, accumulated amortization	(2,870,351)
	2,857,616
Total	$ 9,695,800

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations", and SFAS No, 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that companies use the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No, 142 addresses the initial recognition and measurement of intangible assets acquired outside a business combination and the recognition of intangible assets acquired outside a business combination and the recognition and measurement of intangible assets subsequent to acquisition. The firm intends to adopt these standards for financial year beginning January 1, 2002. The Company is currently assessing the impact of the adoption of these standards on its financial statements.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $3,707,635 which exceeded the minimum requirement of $52,145 by $3,655,490. The Company's net capital ratio was 0.21 to 1.

The Company has claimed exemption from Rule 15c3-3 under the provisions in Section (k)(2)(ii).

6. Income Taxes

Under an informal tax sharing agreement with SunGard, the Company's U.S. Federal, State and local income taxes are provided on a separate return basis and are subject to the utilization of tax attributes in SunGard's consolidated income tax provision.

For the year ended December 31, 2001 the Company recognized tax benefit in accordance with an informal tax sharing agreement. This amount is receivable by the Company from its Parent and is included in receivable from Parent and affiliates in the statement of financial condition.

7. Related Party Transactions

The Company participates in a group insurance plan with ASC. Group insurance premiums are allocated to the Company.

The Company settles all tax related amounts with ASC throughout the year. At December 31, 2001 the receivable from parent represented such amounts due to the Company for tax benefits received by ASC as a result of the Company's operations (see Note 6).